Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2010	2009
Earnings:
Pre-tax earnings	$183,435	$126,296
Fixed charges	39,562	34,305

Earnings before fixed charges	$222,997	$160,601

Fixed charges:
Interest expense*	18,724	15,529
Amortization of bond issue costs	213	135
Interest credited for deposit products	20,203	17,858
Estimated interest factor of rental expense	422	783

Total fixed charges	$39,562	$34,305

Ratio of earnings to fixed charges	5.6	4.7

Rental expense	$1,280	$2,373
Estimated interest factor of rental expense (33%)	$422	$783

*	There was no interest capitalized in any period indicated.